UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): NatWest Group plc

B.	This is (select one):

☒        an original filing for the Filer

☐         an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: NatWest Group plc

Form type: Registration Statement on Form S-8 (“Form S-8”)

File Number (if known): 333-278893

Filed by: NatWest Group plc

Date Filed (if filed concurrently, so indicate): April 23, 2024 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of: Scotland and has its principal place of business at: Gogarburn, PO Box 1000, Edinburgh, EH12 1HQ, United Kingdom, Tel: +44 131 626 0000.

E.	The Filer designates and appoints Corporation Service Company (“Agent”), located at 19 West 44th Street, Suite 200 & 201, New York, New York 10036-8401, Tel: 800-927-9800, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on the Form S-8 filed on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of Edinburgh          Country of United Kingdom

this 23rd day of April, 2024 A.D.

Filer: NatWest Group plc

By:	/s/ Jan Cargill
Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

Corporation Service Company, as Agent for Service of Process

By:	/s/ Michelle Disbrow
Name: Michelle Disbrow
Title: Assistant Secretary
Date: April 23, 2024